ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

INDYMAC ABS, INC.	0001060764
(Exact Name of Registrant as Specified in Charter)	(Registrant CIK Number)
Form 8-K for April 2, 2002	333-47158
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))	(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on ______________________, 2002.

INDYMAC ABS, INC.

By: Victor H. Woodworth
Name: Victor H. Woodworth
Title: Vice President

Exhibit Index

Exhibit		Page
99.1	Additional Computational Materials Prepared by Credit Suisse First Boston.	4

NY1 5167183v2

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

ADDITIONAL COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER
PURSUANT TO A
CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY CREDIT SUISSE FIRST BOSTON

for

INDYMAC ABS, INC.

Home Equity Mortgage Loan Asset-Backed Trust, Series SPMD 2002-A

Computational Materials

IndyMac Bank℠

$269,500,100

(APPROXIMATE)

INDYMAC ABS, INC.
DEPOSITOR

INDYMAC BANK, F.S.B.
SELLER AND MASTER SERVICER

INDYMAC HOME EQUITY MORTGAGE LOAN ASSET-BACKED TRUST,

SERIES SPMD 2002-A

HOME EQUITY MORTGAGE LOAN ASSET-BACKED CERTIFICATES,
CLASSES AF-1, AF-2, AF-3, AF-4, AF-5, AF-6, A-IO, AV, M-1, M-2, B AND AR

MARCH 21, 2002

CREDIT SUISSE | FIRST BOSTON

OFFERED CERTIFICATES[1]

Class	Principal Balance	Loan Group	Type	Estimated Weighted Average Life to Call (Years)	Estimated Weighted Average Life to Maturity (Years)	Estimated Principal Payment Window to Call	Pricing Benchmark	Legal Final Maturity	Expected Rating (Moody's/S&P)
AF-1[2]	45,483,000	1	FLT/SEN	1.00	1.00	05/02 - 11/03	1M LIBOR	May-17	Aaa/AAA
AF-2[2]	21,820,000	1	FXD/SEN	2.00	2.00	11/03 - 08/04	SWAPS	Jun-21	Aaa/AAA
AF-3[2]	27,445,000	1	FXD/SEN	3.00	3.00	08/04 - 03/06	SWAPS	May-26	Aaa/AAA
AF-4[2]	18,420,000	1	FXD/SEN	5.00	5.00	03/06 - 08/08	SWAPS	Feb-29	Aaa/AAA
AF-5[2],[3]	20,832,000	1	FXD/SEN	8.24	10.84	08/08 - 10/10	SWAPS	May-33	Aaa/AAA
AF-6[2]	14,625,000	1	FXD/NAS/SEN	6.81	7.03	06/05 - 10/10	SWAPS	May-33	Aaa/AAA
A-IO[2]	(4)	1,2	IO/SEN	N/A	N/A	05/02 - 04/04	N/A	Apr-04	Aaa/AAA
AV[5],[6]	81,000,000	2	FLT/SEN	2.20	2.20	05/02 - 04/10	1M LIBOR	May-33	Aaa/AAA
M-1[7],[8]	15,812,000	1,2	FLT/MEZ	5.68	6.25	06/05 - 10/10	1M LIBOR	May-33	Aa2/AA
M-2[7],[8]	13,063,000	1,2	FLT/MEZ	5.67	6.16	05/05 - 10/10	1M LIBOR	May-33	A2/A
B[7],[8]	11,000,000	1,2	FLT/SUB	5.66	5.89	05/05 - 10/10	1M LIBOR	May-33	Baa2/BBB
AR	100	1,2	RESIDUAL	0.14	0.14	05/02 - 05/02	N/A	N/A	Aaa/AAA

(1) All Offered Certificates are priced to a 10% Optional Termination ("Call").
(2) The Class AF and Class A-IO Certificates will be subject to the Group 1 Net WAC Cap.
(3) If the optional termination is not exercised, the pass-through rate on the Class AF-5 Certificates will increase by 0.50%.
(4) Accrues interest at an annual rate of 5.0% on a fixed notional schedule.
(5) The Class AV Certificates will be subject to the lesser of the Group 2 Net WAC Cap and the Group 2 Maximum Cap.
(6) If the optional termination is not exercised, the margin on the Class AV Certificates will be 2 times the initial margin.
(7) If the optional termination is not exercised, the margin on the Class M-1, Class M-2 and Class B Certificates will be 1.5 times the initial margin.
(8) The Class M-1, Class M-2 and Class B Certificates will be subject to the Subordinate Net WAC Cap.

PRICING SPEED

Fixed-Rate Home Equity Loans	100% PPC –	100% prepayment assumption assumes a constant prepayment of 4% in month one increased by approximately 1.64% each month to 22% CPR in month twelve, and remaining at 22% CPR thereafter.
Adjustable-Rate Home Equity Loans	28% CPR	

SUMMARY OF TERMS

Seller & Master Servicer:	IndyMac Bank, F.S.B. ("IndyMac") will act as Master Servicer of the Mortgage Loans. The Mortgage Loans were originated or acquired by IndyMac. On or prior to the date the Certificates are issued, IndyMac will convey its interest in each Initial and Additional Mortgage Loan to the Depositor, which will convey its interest in each Initial and Additional Mortgage Loan to the Trust.
Trustee:	[Bankers Trust Company of California, N.A.]
Offering:	Public; subject to a variance of plus or minus 5.0%.
Sole Manager:	**Credit Suisse First Boston Corporation**
Cut-Off Date:	[April 1, 2002] for the Initial and Additional Loans. For Subsequent Loans, the later of the date of origination and the first day of the calendar month in which the Subsequent Loans are sold to the trust.
Expected Closing Date:	[April 4, 2002]
Expected Pricing Date:	[March 27, 2002]
Registration:	Certificates will be available in book-entry form through DTC, Euroclear and Clearstream.
Designations	Fixed Rate Certificates: Class AF-2, Class AF-3, Class AF-4, Class AF-5, Class AF-6 and Class A-IO Certificates Adjustable Rate Certificates: Class AF-1, Class AV, Class M-1, Class M-2 and Class B Certificates
Record Date:	For the Fixed Rate Certificates, the last business day of the month preceding the Distribution Date. For the Adjustable Rate Certificates, the business day just before the Distribution Date.
Distribution Date:	The 25th of each month (or next succeeding business day), beginning in May, 2002.
Accrual Basis:	The Fixed Rate Certificates accrue interest at the pass-through rate on a 30/360 basis. The Adjustable Rate Certificates accrue interest at the pass-through rate on an actual/360 basis.
Interest Accrual Period:	With respect to the Fixed Rate Certificates, the accrual period shall be the calendar month preceding the current distribution date, beginning [April 1], 2002. With respect to the Adjustable Rate Certificates, the accrual period shall be from the Distribution Date in the month immediately preceding the month in which such Distribution Date occurs through the day before such Distribution Date (or, in the case of the first Distribution Date, from the Closing Date).
Delay Days:	The Fixed Rate Certificates: 24 days; The Adjustable Rate Certificates: 0 days.

Denominations:	$25,000 minimum and integral multiples of $1,000 in excess thereof.
Tax Status:	REMIC Election
ERISA:	Subject to the considerations set forth in "ERISA Considerations" in the prospectus supplement and in the prospectus, the offered certificates, other than the Class AR Certificates, may be purchased by an employee benefit plan or other retirement arrangement subject to the Employee Retirement Income Security Act of 1974, as amended, or Section 4975 of the Internal Revenue Code.
SMMEA:	The offered certificates will *not* be "mortgage related securities" for purposes of SMMEA.
Primary Mortgage Insurance:	Approximately 29.09% of the Initial Group 1 Mortgage Loans and approximately 10.40% of the Initial Group 2 Mortgage Loans will carry borrower-paid primary mortgage insurance.
Rating Agencies	Standard & Poor's Ratings Service and Moody's Investors Service
Initial Mortgage Loans:	The statistical information presented in these Computational Materials is with respect to the Mortgage Loans in existence on March 14, 2002 (the "Initial Mortgage Loans") only and is based on scheduled balances as of the start of business on March 1, 2002. The Initial Mortgage Loans consist primarily of conventional, fully amortizing and balloon, first and second lien, fixed and adjustable rate, closed end residential mortgage loans. The total Initial Mortgage Loans will consist of 1,674 loans, with a scheduled principal balance of approximately $192,566,167.34. The Initial Mortgage Loans have been divided into two separate Mortgage Loan Groups. The Initial Group 1 Mortgage Loans will consist of 1,270 fixed rate mortgage loans with a scheduled principal balance of approximately $124,202,719.94. The Initial Group 2 Mortgage Loans will consist of 404 adjustable rate mortgage loans with a scheduled principal balance of approximately $68,363,447.40.
Additional Collateral:	The Seller expects to deposit certain additional loans for inclusion in the trust prior to or on the Closing Date ("Additional Mortgage Loans") for each of the Mortgage Loan Groups. It is expected that the Additional Mortgage Loans will have characteristics which are substantially similar to the Initial Mortgage Loans of each Mortgage Loan Group.

Pre-Funding Feature And Subsequent Mortgage Loans:

On the Closing Date, a portion of the proceeds from the sale of the Offered Certificates (the "Pre-Funded Amount") will be deposited with the Trustee into two separate accounts (the "Pre-Funding Accounts") and used by the Trust to purchase additional Group 1 and Group 2 Mortgage Loans (the "Subsequent Loans") during the Pre-Funding Period. The Pre-Funded Amount will not exceed 25% of the aggregate principal balance of the Offered Certificates. The Pre-Funded Amounts will be reduced during the Pre-Funding Period by the amounts used to fund such purchases. Any amounts remaining in the Pre-Funding Accounts following the Pre-Funding Period will be distributed as a prepayment of principal to the holders of the certificates in the related group. The Pre-Funding period will end on the earlier of:

a) the date on which the remaining pre-funding amount for both loan groups is less than $100,000, and
b) the close of business on [July 4], 2002.

Any amounts in the Pre-Funding Accounts not used during the pre-funding period to purchase Subsequent Mortgage Loans will be distributed as a prepayment of principal of the related Class A Certificates then entitled to receive principal, as applicable, on the earliest to occur of:

a) the first distribution date following the end of the pre-funding period; or
b) [July 4], 2002 if the aggregate amount remaining on deposit in both pre-funding accounts on such date exceeds [0.95]% of the assets of the REMICs.

Final Mortgage Loan Groups:

Final Mortgage Loan Groups will be based on balances as of the related Cut-off Dates. The collateral composition of the pools is expected to be similar to the Initial Mortgage Loan Groups.

Maximum Collateral Balance:

The sum of: (a) the scheduled principal balance of the Initial Mortgage Loans as of the Cut-off Date, (b) the scheduled principal balance of the Additional Mortgage Loans as of the Cut-off Date, and (c) the Pre-Funded Amount on the Closing Date.

Optional Termination:

At 10% of the Maximum Collateral Balance, the Master Servicer may purchase the Mortgage Loans (and thereby effect termination and early retirement of the certificates). In the event the option is exercised, the portion of the purchase price allocated to each Class of Offered Certificates will be, to the extent of available funds, the sum of (a) 100% of the then outstanding Class Certificate Balance, (b) one month's interest on the then outstanding Class Certificates Balance at the then applicable Pass-Through Rate, (c) any previously accrued but unpaid interest thereon, and (d) any related Net WAC Cap Carry Forward Amount.

Coupon Step Up:

If the Optional Termination is not exercised, the Pass-Through Rate for the Class AF-5 Certificates shall increase by 0.50% per annum, the pass-through margin for the Class AV Certificates shall be 2 times the initial related pass-through margin and the pass-through margin for the Class M-1, Class M-2, and Class B Certificates shall be 1.5 times the initial related pass-through margin.

Pass-Through Rate: The Pass-Through Rate per annum on each Distribution Date for the Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates is limited to the Group 1 Net WAC Cap.

The Pass-Through Rate per annum on each Distribution Date for the Class AV Certificates is limited to the lesser of a) the Group 2 Net WAC Cap and b) the Group 2 Maximum Cap.

The Pass-Through Rate per annum on each Distribution Date for the Class M-1, Class M-2 and Class B Certificates is limited to the Subordinate Net WAC Cap.

Group 1 Net WAC Cap: The Group 1 Net WAC Cap on each Distribution Date shall equal the Net WAC of the Group 1 Mortgage Loans less the product of (i) 5.00% per annum and (ii) the Group 1 IO Component Notional Amount divided by the Group 1 pool stated principal balance

Group 2 Net WAC Cap: The Group 2 Net WAC Cap on each Distribution Date shall equal the Net WAC of the Group 2 Mortgage Loans less the product of (i) 5.00% and (ii) the Group 2 IO Component Notional Amount divided by the Group 2 pool stated principal balance

Group 2 Maximum Cap: The Group 2 Maximum Cap on each Distribution Date shall equal the weighted average of the maximum lifetime mortgage rates for the Group 2 Mortgage Loans less the sum of (a) weighted average Expense Fee Rate and (b) the product of (i) 5.00% and (ii) the Group 2 IO Component Notional Amount divided by the Group 2 pool stated principal balance.

Subordinate Net WAC Cap: The Subordinated Net WAC Cap on each Distribution Date shall be equal to the weighted average of (i) the Group 1 Net WAC Cap and (ii) the Group 2 Net WAC Cap for such Distribution Date, weighted on the basis of the Subordinate Group 1 Balance and Subordinate Group 2 Balance.

Net WAC: The Net WAC on each Distribution Date shall equal the weighted average mortgage rate of a group of mortgage loans at the beginning of the related Remittance Period less the weighted average Expense Fee Rate

Expense Fee Rate: The Expense Fee Rate is the sum of all fee rates applicable to the related Loan Group including the Servicing Fee Rate and the Trustee Fee Rate.

Subordinate Group 1 Balance: The Subordinate Group 1 Balance for any Distribution Date will be the aggregate of the stated Principal Balances of the Group 1 Mortgage Loans as of the first day of the related Remittance Period less the aggregate Class Certificate Principal Balance of all Class AF Certificates.

Subordinate Group 2 Balance: The Subordinate Group 1 Balance for any Distribution Date will be the aggregate of the stated Principal Balances of the Group 2 Mortgage Loans as of the first day of the related Remittance Period less the Class Certificate Principal Balance of the Class AV Certificates.

Net WAC Cap Carry Forward Amount:

If on any Distribution Date, the Pass-Through Rate for any class of Certificates is based on either the Group 1 Net WAC Cap, the Group 2 Net WAC Cap, or the Subordinate Net WAC Cap, the excess of i) the amount of interest such class would have been entitled to receive on such Distribution Date had the applicable Pass-Through Rate not been subject to such cap over ii) the amount of interest such class of Certificates received on such Distribution Date based on such cap, together with the unpaid portion of any such excess from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to such cap) is the Net WAC Cap Carry Forward Amount for such Class.

Reductions in the amount of interest received by any class of Certificates resulting from the Group 2 Maximum Cap will not be included in the Net WAC Cap Carry Forward Amount for such class.

Source for calculation of One-Month LIBOR:

Telerate Page 3750.

Advancing:

The Master Servicer is obligated to make cash advances with respect to delinquent payments of principal and interest on any Mortgage Loan (to the extent described in the Prospectus Supplement).

Interest Remittance Amount:

As of any Determination Date, the sum, without duplication, of (i) all interest due and collected or advanced during the Remittance Period on the Mortgage Loans (less the Servicing Fee), (ii) all Compensating Interest paid by the Master Servicer on such Determination Date, (iii) during the Pre-funding Period, any Capitalized Interest and (iv) the portion of any payment in connection with any substitution, Purchase Price or Net Liquidation Proceeds relating to interest.

Compensating Interest:

The Servicing Fee for any month will be reduced, but not by more than 25 basis points (0.25%) of one-twelfth of the pool balance, to pay Compensating Interest.

Accrued Certificate Interest:

For each Class of Offered Certificates, on any Distribution Date, shall equal the amount of interest accrued during the related Interest Accrual Period on the related Class Certificate Balance.

Credit Enhancement:

1.) Excess spread

2.) Overcollateralization.

3.) Subordination (see the following tables):

CREDIT ENHANCEMENT PERCENTAGES

	Enhancement Percentages			
	AAA	AA	A	BBB
Initially (O/C fully funded)				
Subordination	14.50%	8.75%	4.00%	0.00%
Overcollateralization	2.00%	2.00%	2.00%	2.00%
Total Enhancement	**16.50%**	**10.75%**	**6.00%**	**2.00%**
After Anticipated Stepdown				
Subordination	29.00%	17.50%	8.00%	0.00%
Overcollateralization	4.00%	4.00%	4.00%	4.00%
Total Enhancement	**33.00%**	**21.50%**	**12.00%**	**4.00%**

Overcollateralization:

1) Before the step-down date overcollateralization will be approximately 2.00% of the Maximum Collateral Balance.

2) On and after the step-down date and if no Trigger Event exists, the overcollateralization target is the greater of a) 4.00% of the aggregate Stated Principal Balances of the Mortgage Loans and b) 0.50% of the Maximum Collateral Balance.

3) On and after the step-down date and if a Trigger Event exists, the overcollateralization target is the overcollateralization amount targeted for the previous Distribution Date.

Stepdown Date: The later to occur of i) the Distribution Date in May 2005 and ii) the first Distribution Date on which the Senior Enhancement Percentage is greater than or equal to the Senior Specified Enhancement Percentage.

Trigger Event: The occurance of either a Delinquency Trigger Event or a Cumulative Net Loss Trigger Event

Delinquency Trigger Event: As of any Distribution Date after the Stepdown Date, a Delinquency Trigger Event exists if the quotient (expressed as a percentage) of (x) the three month rolling average of 60+ Day Delinquent Loans as of the last day of the Remittance Period, over (y) the aggregate Stated Principal Balance of the Mortgage Loans equals or exceeds 46% of the Senior Enhancement Percentage.

Cumulative Net Loss Trigger Event: As of any Distribution Date after the Stepdown Date, a Cumulative Net Loss Trigger Event exists if the percentage obtained by dividing (x) the aggregate amount of Realized Losses incurred from the Cut-off Date through the last day of the related Remittance Period by (y) the aggregate Scheduled Principal Balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages described below with respect to such Distribution Date.

Distribution Date	Cumulative Net Loss Percentage
37-48	2.25% for the first month, plus an additional 1/12th of 1.50%for each month thereafter.
49-60	3.75% for the first month, plus an additional 1/12th of 1.25%for each month thereafter.
61–72	5.00% for the first month, plus an additional 1/12th of 0.75%for each month thereafter.
73–84	5.75% for the first month, plus an additional 1/12th of 0.25%for each month thereafter.
85 and after	6.00%

Senior Enhancement Percentage: For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the aggregate Class Certificate Balance of the class M-1, Class M-2 and Class B Certificates and (ii) the Overcollateralization Amount, in each case after taking into account the distribution of the Principal Distribution Amount on such Distribution Date by (y) the aggregate Stated Principal Balance of the Mortgage Loans as of the last day of the related Remittance Period.

Senior Specified Enhancement Percentage: As of any date of determination, 33.00%.

DISTRIBUTION OF CASHFLOW

Available Funds:

With respect to any Determination Date and the Mortgage Loans, Available Funds will be equal to the sum of (i) scheduled installments of interest and principal received or advanced, (ii) proceeds of any primary mortgage guaranty insurance policies, (iii) all partial or full prepayments together with Compensating Interest, iv) amounts received with respect to any Substitution Adjustment Amount, deleted Mortgage Loan or repurchased Mortgage Loan, (v) the related Unutilized Pre-Funding Amount and (vi) the related Capitalized Interest Requirement, minus (x) Expense Fees and (y) amounts in reimbursement for advances previously made.

Interest Distributions:

On each Distribution Date, the Trustee shall withdraw from the Distribution Account Accrued Certificate Interest and Unpaid Interest Amounts to the extent of the Interest Remittance Amount remaining for such Distribution Date and distribute it in the following order of priority:

(i) Concurrently and from the related Mortgage Loan Group, to the holders of the Class A Certificates, and the components of the Class A-IO Component the related Accrued Certificate Interest for such Distribution Date;

(ii) Concurrently and from the related Mortgage Loan Group, to the holders of the Class A Certificates, and the components of the Class A-IO Component any Unpaid Interest Amount for each class for such Distribution Date;

(iii) To the holders of the Class M-1 Certificates, the Accrued Certificate Interest for such class for such Distribution Date;

(iv) To the holders of the Class M-2 Certificates, the Accrued Certificate Interest for such class for such Distribution Date;

(v) To the holders of the Class B Certificates, the Accrued Certificate Interest for such class for such Distribution Date; and

(vi) On any Distribution Date, any shortfalls resulting from the application of the Relief Act and any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer will be allocated, first, to the interest distribution amount with respect to the Class X Certificates, and thereafter, to the Accrued Certificate Interest with respect to the Offered Certificates on a *pro rata* basis based on the respective amounts of interest accrued on such Certificates for such Distribution Date. **The Holders of the Offered Certificates will not be entitled to reimbursement for any such interest shortfalls.**

Principal Distributions:

i) Class A Principal Distribution Amount is distributed as follows:

(A) Amounts constituting Principal Remittance Amounts attributable to the Group 1 Mortgage Loans to be distributed as follows: first, the Class AF-6 Distribution Amount to the Class AF-6 Certificates, and then sequentially to the Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5 and Class AF-6 Certificates so that no distribution, other than that of the Class AF-6 Certificates, will be made to any class until the certificate principal balance of all the Group I Certificates with a lower numeral designation shall have been reduced to zero;

(B) Amounts constituting Principal Remittance Amounts attributable to the Group 2 Mortgage Loans to be distributed to the Class AV Certificates until the Certificate Principal Balance thereof is reduced to zero.

(C) If the CertificatePrincipal Balance of any of the Class AF or Class AV Certificates is reduced to zero, any remaining Principal Remittance Amount attributable to the related Loan Group will be distributed to the other group, after taking into account distributions pursuant to clauses (A) and (B) above, until the Certificate Principal Balance of each group's Class A Certificates has been reduced to zero;

ii) The Class M-1 Certificates, the Class M-1 Principal Distribution Amount for that class;

iii) To the Class M-2 Certificates, the Class M-2 Principal Distribution Amount for that class;

iv) To the Class B Certificates, the Class B Principal Distribution Amount for that class;

Overcollateralization Provisions:

With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be paid as follows:

i) To distribute the Extra Principal Distribution Amount (as defined herein) on the related certificates;

ii) To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Interest Amount allocable to such Certificates;

iii) To the holders of the Class M-1 Certificates, in an amount equal to the Unpaid Realized Loss Amount allocable to the Class M-1 Certificates;

iv) To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Interest Amount allocable to such Certificates;

v) To the holders of the Class M-2 Certificates, in an amount equal to the Unpaid Realized Loss Amount allocable to the Class M-2 Certificates;

vi) To the holders of the Class B Certificates, in an amount equal to the Unpaid Interest Amount allocable to such Certificates;

vii) To the holders of the Class B Certificates, in an amount equal to the Unpaid Realized Loss Amount allocable to the Class B Certificates;

viii) To the Class A Certificates on a pro rata basis, any Net WAC Cap CarryForward Amount;

ix) Sequentially, to the Class M-1, Class M-2, and Class B Certificates, any Net WAC CarryForward Amount;

x) To the other loan group, to cover any remaining losses; and

xi) To the Class X, Class P and Class R Certificates, the remaining amounts.

Accrued Certificate Interest: The "Accrued Certificate Interest" for any Distribution Date and each class of Offered Certificates equals the amount of interest accrued during the related Accrual Period at the related Pass-Through Rate on the Certificate Principal Balance of such class (or the Class A-IO Notional Amount Schedule in the case of the Class A-IO Certificates) immediately prior to such Distribution Date reduced by any Prepayment Interest Shortfalls allocated to such class and shortfalls resulting from the application of the Relief Act allocated to such class.

Unpaid Interest Amount: The "Unpaid Interest Amount" means (i) for each class of Offered Certificates and the first Distribution Date, zero, and (ii) with respect to each class of Offered Certificates and any Distribution Date after the first Distribution Date, the amount, if any, by which (a) the sum of (1) the Monthly Interest Distributable Amount for such class for the immediately preceding Distribution Date and (2) the outstanding Unpaid Interest Amount, if any, for such class for such preceding Distribution Date exceeds (b) the aggregate amount distributed on such class in respect of interest pursuant to clause (a) of this definition on such preceding Distribution Date, plus interest on the amount of interest due but not paid on the Certificates of such class on such preceding Distribution Date, to the extent permitted by law, at the Pass-Through Rate for such class for the related Accrual Period.

Principal Remittance Amount: The "Principal Remittance Amount" means with respect to any Distribution Date, the sum of (i) all scheduled payments of principal collected or advanced on the Mortgage Loans by the Master Servicer that were due during the related Due Period, (ii) the principal portion of all partial and full principal prepayments of the Mortgage Loans applied by the Master Servicer during the related Prepayment Period, (iii) the principal portion of all Net Liquidation Proceeds and Insurance Proceeds received during such Prepayment Period, (iv) that portion of the purchase price, representing principal of any repurchased mortgage, deposited to the collection account during such Prepayment Period, (v) the principal portion of any related substitution adjustments deposited in the collection account during such Prepayment Period, (vi) at the end of the Pre-funding Period, any Unutilized Pre-funding Amount and (vii) on the Distribution Date on which the Trust is to be terminated in accordance with the Pooling Agreement, that portion of the termination price constituting principal.

Principal Distribution Amount: The "Principal Distribution Amount" means for any Distribution Date the sum of the Basic Principal Distribution Amount and the Extra Principal Distribution Amount.

Basic Principal Distribution Amount: The "Basic Principal Distribution Amount" means for any Distribution Date the excess of (i) the Principal Funds for such Distribution Date over (ii) the Overcollateralization Release Amount, if any, for such Distribution Date.

Extra Principal Distribution Amount: The "Extra Principal Distribution Amount" with respect to any Distribution Date is the lesser of (x) the Net Monthly Excess Cashflow for such Distribution Date and (y) the Overcollateralization Deficiency Amount for such Distribution Date.

Certificate Principal Balance: The "Certificate Principal Balance" of any Class A Certificate or Subordinate Certificate immediately prior to any Distribution Date will be equal to the Certificate Principal Balance thereof on the Closing Date (the "Original Certificate Principal Balance") reduced by the sum of all amounts actually distributed in respect of principal of such Class and, in the case of a Subordinate Certificates, Realized Losses allocated thereto on all prior Distribution Dates.

Class A Principal Allocation Percentage: The "Class A Principal Distribution Allocation Percentage" for any class of Class A Certificates for any Distribution Date is the percentage equivalent of a fraction, the numerator of which is (x) the Principal Remittance Amount for the relatedLoan Group for such Distribution Date, and the denominator of which is (y) the sum of the Principal Funds for all the loan groups for such Distribution Date.

Class A Principal Distribution Amount: As to any Distribution Date, the Class A Principal Allocation Percentage of the Senior Principal Distribution Amount.

Senior Principal Distribution Amount: With respect to any Distribution Date prior to the Stepdown Date or as to which a Trigger Event exists, 100% of the Principal Distribution Amount. With respect to any Distribution Date on or after the Stepdown Date and as to which a Trigger Event is not in effect, the excess of the Class A Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) 67.00% of the scheduled principal balances of the mortgage loans on the preceding due date and (ii) the stated principal balances of the mortgage loans on the preceding due date less 0.50% of the Maximum Collateral Balance.

Class AF–6 Distribution Amount: For any Distribution Date, is equal to the product of (i) a fraction, the numerator of which is the Class AF–6 Certificate Principal Balance and the denominator of which is the aggregate Class Certificate Balance of the Class AF Certificates, in each case immediately prior to the Distribution Date and (ii) the Class A Principal Distribution Amount with respect to Group I Mortgage Loans for the Distribution Date and (iii) the applicable Lockout Percentage for the Distribution Date set forth in the following table:

Distribution Periods	Lockout Percentage
1–36	0%
37–60	45%
61–72	80%
73–84	100%
85 and after	300%

Class M-1 Principal Distribution Amount:

With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of the sum of the Class A Certificate principal balance (after giving effect to distributions on that date) and the Class M-1 Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) 78.50% of the scheduled principal balances of the mortgage loans on the preceding due date and (ii) the stated principal balances of the mortgage loans on the preceding due date less 0.50% of the Maximum Collateral Balance.

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of the sum of the Class A Certificate principal balance (after giving effect to distributions on that date), the Class M-1 Certificate principal balance (after giving effect to distributions on that date), and the Class M-2 Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) 88.00% of the scheduled principal balances of the mortgage loans on the preceding due date and (ii) the stated principal balances of the mortgage loans on the preceding due date less 0.50% of the Maximum Collateral Balance.

Class B Principal Distribution Amount:

With respect to any Distribution Date on or after the Stepdown Date and as long as a Trigger Event is not in effect, the excess of the sum of the Class A Certificate principal balance (after giving effect to distributions on that date), the Class M-1 Certificate principal balance (after giving effect to distributions on that date), and the Class M-2 Certificate principal balance (after giving effect to distributions on that date), and the Class B Certificate principal balance immediately prior to the Distribution Date over the lesser of (i) 96.00% of the scheduled principal balances of the mortgage loans on the preceding due date and (ii) the stated principal balances of the mortgage loans on the preceding due date less 0.50% of the Maximum Collateral Balance.

Unpaid Realized Loss Amount:

An "Unpaid Realized Loss Amount" with respect to any Class of Subordinate Certificates and any Distribution Date is an amount equal to the sum of any Realized Loss allocated to that class of Certificates on such Distribution Date and any Unpaid Realized Loss Amount for that class remaining unpaid from the previous Distribution Date.

Realized Loss:

"Realized Loss" means, with respect to any defaulted Mortgage Loan that is liquidated, the amount of loss realized equal to the portion of the Principal Balance remaining unpaid after application of all liquidation proceeds and insurance proceeds net of amounts reimbursable to the Master Servicer for related Advances, Servicing Advances and Servicing Fees in respect of such Mortgage Loan.

All Realized Losses on the Mortgage Loans will be allocated on each Distribution Date, first to the Net Monthly Excess Cashflow, second in reduction of the Overcollateralization Amount, third to the Class B Certificates, fourth to the Class M–2 Certificates, and fifth to the Class M–1 Certificates. An allocation of any Realized Losses to a Class B, Class M-2, and Class M-1 Certificate on any Distribution Date will be made by reducing the Certificate Principal Balance thereof, after taking into account all distributions made thereon on such Distribution Date. Realized Losses will not be allocated to the Class A Certificates or the Class A–IO Certificates. However, it is possible that under certain loss scenarios there will not be enough principal and interest on the Mortgage Loans to pay the Class A Certificates all interest and principal amounts to which such Certificates are then entitled to, or enough interest on the Mortgage Loans to pay the Class A–IO Certificates all interest amounts to which such Certificates are then entitled to.

Remittance Period:

A "Remittance Period" with respect to any Distribution Date is the period commencing on the second day of the month preceding the month in which such Distribution Date occurs and ending on the first day of the month in which such Distribution Date occurs.

Prepayment Period:

The "Prepayment Period" as to any Distribution Date is the prior calendar month.

Relief Act:

The Soldiers' and Sailors' Civil Relief Act of 1940, as amended.

Class A-IO Notional:

The Class A-IO Certificate does not have a Certificate Principal Balance but will accrue interest at a rate of 5.00% per annum on its Notional Amount. The "Notional Amount" of the Class A-IO Certificates shall have two components: Group 1 IO Component and Group 2 IO Component.

Notional Amount

Distribution Date	Group 1 IO Component	Group 2 IO Component	Total
May 2002	54,800,000	30,700,000	85,500,000
June 2002	61,400,000	34,400,000	95,800,000
July 2002	60,600,000	34,000,000	94,600,000
August 2002	59,700,000	33,400,000	93,100,000
September 2002	58,800,000	33,000,000	91,800,000
October 2002	58,000,000	32,500,000	90,500,000
November 2002	57,000,000	31,900,000	88,900,000
December 2002	56,100,000	31,400,000	87,500,000
January 2003	54,900,000	30,700,000	85,600,000
February 2003	51,800,000	29,100,000	80,900,000
March 2003	50,400,000	28,200,000	78,600,000
April 2003	50,300,000	28,200,000	78,500,000
May 2003	46,300,000	26,000,000	72,300,000
June 2003	45,400,000	25,500,000	70,900,000
July 2003	29,400,000	16,400,000	45,800,000
August 2003	28,600,000	16,100,000	44,700,000
September 2003	27,100,000	15,200,000	42,300,000
October 2003	22,900,000	12,900,000	35,800,000
November 2003	25,100,000	14,100,000	39,200,000
December 2003	22,800,000	12,800,000	35,600,000
January 2004	22,000,000	12,400,000	34,400,000
February 2004	20,800,000	11,700,000	32,500,000
March 2004	20,100,000	11,200,000	31,300,000
April 2004	21,100,000	11,800,000	32,900,000

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 1

This description will be superseded by the description of the collateral in the Prospectus Supplement.

SUMMARY

	Total	Minimum	Maximum
Cut-Off Date Aggregate Principal Balance	$124,202,720		
Number of Loans	1,270		
Average Original Loan Balance	$97,874	$10,000	$1,000,000
Average Current Loan Balance	$97,797	$9,978	$999,662
Weighted Average Combined Original LTV	81.65%	17.43%	100.00%
Weighted Average Gross Coupon	9.64%	6.38%	15.00%
Weighted Average Remaining Term to Maturity (Months)	322	171	360
Weighted Average Original Term (Months)	323	180	360
Non-zero Weighted Average FICO Score	621	500	805

	Range	Percent of Aggregate Principal Balance
Range Of Original Terms (In Months)	0 to 180	19.32%
	181 to 240	1.71
	241 to 360	78.96
Fully Amortizing Mortgage Loans		86.19
Balloon Mortgage Loans		13.81
Lien Position	First	82.84
	Second	17.16
Mortgage Insurance		29.09
Property Type	SFR or Deminimus PUD	75.87
	Planned Unit Development	8.58
	Two Units	4.70
	Low Rise Condominium	3.66
	Other	7.19
Occupancy Status	Owner Occupied	96.56
	Non-owner Occupied	2.57
	Second Home	0.87
Geographic Distribution	California	31.37
	New York	13.75
	Florida	6.92
	New Jersey	4.81
	Georgia	3.54
	Other	39.62
Largest Zip Code Concentration	90272	0.80
Credit Level*	0	15.76
	1+	48.62
	1	23.96
	2	7.17
	3	2.80
	4	1.68%

*Credit Level stratification above is based upon IndyMac's Underwriting Guidelines and criteria.

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 1

ORIGINAL COMBINED LOAN-TO-VALUE RATIOS (1)

Original Loan-to-Value Ratios or Original Combined Loan-to-Value Ratios (as applicable) (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
Up to 60.00	85	$9,188,757.69	7.40%
60.01 - 65.00	20	2,307,074.38	1.86
65.01 - 70.00	50	6,274,822.79	5.05
70.01 - 75.00	95	12,891,177.24	10.38
75.01 - 80.00	234	31,512,399.59	25.37
80.01 - 85.00	69	8,773,745.42	7.06
85.01 - 90.00	309	29,717,909.39	23.93
90.01 - 95.00	246	17,074,638.58	13.75
95.01 - 100.00	162	6,462,194.86	5.20
Total:	1,270	$124,202,719.94	100.00%

(1) As of the Cut-off Date, the weighted average Original Combined Loan-to-Value of the fixed rate mortgage loans is approximately 81.65%.

CURRENT MORTGAGE LOAN PRINCIPAL BALANCE (2)

Range of Current Mortgage Loan Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
$0.01 to $50,000.00	415	$13,108,824.46	10.55%
$50,000.01 to $100,000.00	403	28,914,399.65	23.28
$100,000.01 to $150,000.00	206	25,390,237.40	20.44
$150,000.01 to $200,000.00	114	20,005,655.32	16.11
$200,000.01 to $250,000.00	57	12,665,149.42	10.20
$250,000.01 to $300,000.00	42	11,527,566.51	9.28
$300,000.01 to $350,000.00	15	4,826,303.89	3.89
$350,000.01 to $400,000.00	14	5,335,263.11	4.30
$400,000.01 to $450,000.00	1	450,000.00	0.36
$450,000.01 to $500,000.00	2	979,657.79	0.79
$950,000.01 to $1,000,000.00	1	999,662.39	0.80
Total:	1,270	$124,202,719.94	100.00%

(2) As of the Cut-off Date, the average outstanding principal balance of the fixed rate mortgage loans is approximately $97,797.42.

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 1

MORTGAGE RATES [1]

Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
6.251% - 6.500%	2	$389,390.04	0.31%
6.751% - 7.000%	6	1,208,728.24	0.97
7.001% - 7.250%	3	547,559.57	0.44
7.251% - 7.500%	4	676,009.16	0.54
7.501% - 7.750%	4	1,280,157.18	1.03
7.751% - 8.000%	60	9,243,254.57	7.44
8.001% - 8.250%	32	4,444,799.84	3.58
8.251% - 8.500%	62	8,075,410.40	6.50
8.501% - 8.750%	57	7,883,658.24	6.35
8.751% - 9.000%	73	10,008,986.19	8.06
9.001% - 9.250%	57	7,985,876.35	6.43
9.251% - 9.500%	141	16,363,730.56	13.18
9.501% - 9.750%	100	11,720,592.24	9.44
9.751% - 10.000%	100	7,818,666.09	6.30
10.001% - 10.250%	61	5,840,953.15	4.70
10.251% - 10.500%	70	4,754,706.18	3.83
10.501% - 10.750%	64	5,276,405.71	4.25
10.751% - 11.000%	54	3,131,125.18	2.52
11.001% - 11.250%	37	3,367,615.18	2.71
11.251% - 11.500%	60	3,417,700.37	2.75
11.501% - 11.750%	27	1,567,178.61	1.26
11.751% - 12.000%	37	2,262,807.12	1.82
12.001% - 12.250%	28	1,390,562.87	1.12
12.251% - 12.500%	19	1,048,729.89	0.84
12.501% - 12.750%	20	893,326.29	0.72
12.751% - 13.000%	24	1,138,611.79	0.92
13.001% - 13.250%	10	371,676.22	0.30
13.251% - 13.500%	16	597,765.78	0.48
13.501% - 13.750%	15	561,929.48	0.45
13.751% - 14.000%	12	448,293.80	0.36
14.001% - 14.250%	5	191,027.61	0.15
14.251% - 14.500%	4	134,746.17	0.11
14.501% - 14.750%	2	75,700.00	0.06
14.751% - 15.000%	4	85,039.87	0.07
Total:	1,270	$124,202,719.94	100.00%

(1) As of the Cut-off Date, the weighted average Mortgage Rate of the fixed rate mortgage loans is approximately 9.64%.

TYPE OF DOCUMENTATION PROGRAM

Type of Documentation Program	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
Full Documentation	960	$87,125,105.23	70.15%
Reduced Documentation	228	25,714,259.73	20.70
No Ratio Reduced Documentation	73	10,275,261.49	8.27
No Documentation	9	1,088,093.49	0.88
Total:	1,270	$124,202,719.94	100.00%

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 1

OCCUPANCY TYPES

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
Primary Home	1,232	$119,926,919.28	96.56%
Investor	28	3,192,790.71	2.57
Second Home	10	1,083,009.95	0.87
Total:	1,270	$124,202,719.94	100.00%

ORIGINAL TERM TO MATURITY (1)

Original Term to Maturity (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
121 - 180	525	$24,000,230.03	19.32%
181 - 240	24	2,126,044.95	1.71
301 - 360	721	98,076,444.96	78.96
Total:	1,270	$124,202,719.94	100.00%

(1) As of the Cut-off Date, the weighted average Original Term of the fixed rate mortgage loans is approximately 323 months.

REMAINING TERM TO MATURITY (2)

Remaining Term to Maturity (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
121 - 180	525	$24,000,230.03	19.32%
181 - 240	24	2,126,044.95	1.71
301 - 360	721	98,076,444.96	78.96
Total:	1,270	$124,202,719.94	100.00%

(1) As of the Cut-off Date, the weighted average Remaining Term of the fixed rate mortgage loans is approximately 322 months.

PURPOSE OF MORTGAGE LOANS

Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
Refinance (Cash-Out)	573	$65,209,954.95	52.50%
Purchase	584	48,762,980.78	39.26
Refinance (Rate or Term)	113	10,229,784.21	8.24
Total:	1,270	$124,202,719.94	100.00%

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 1

TYPE OF MORTGAGE PROPERTIES

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
Single Family Residence or Deminimus PUD	948	$94,228,062.02	75.87%
Planned Unit Development (PUD)	120	10,660,906.85	8.58
Two Units	60	5,838,528.47	4.70
Low Rise Condominium	69	4,547,979.83	3.66
Townhouse	27	3,250,000.34	2.62
Three Units	10	2,204,809.20	1.78
Four Units	10	1,472,398.67	1.19
Cooperative	13	1,081,689.96	0.87
Manufactured Home [1]	13	918,344.60	0.74
Total:	1,270	124,202,719.94	100.00%

(1) Treated as real property.

FICO SCORE [2]

Range of FICO Scores	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
<= 500	3	$376,501.74	0.30%
501 - 525	20	2,030,233.51	1.63
526 - 550	33	3,380,144.97	2.72
551 - 575	66	7,567,181.94	6.09
576 - 600	246	31,020,288.87	24.98
601 - 625	343	41,158,307.65	33.14
626 - 650	152	11,934,978.91	9.61
651 - 675	126	9,283,263.85	7.47
676 - 700	99	7,052,581.80	5.68
701 - 725	55	3,611,718.75	2.91
726 - 750	57	2,913,741.69	2.35
751 - 775	40	2,358,652.80	1.90
776 - 800	28	1,424,789.87	1.15
801 - 825	2	90,333.59	0.07
Total:	1,270	$124,202,719.94	100.00%

(2) As of the Cut-off Date, the non-zero weighted average FICO Score of the fixed rate mortgage loans is approximately 621.

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 1

CREDIT SCORES

Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
0	447	$19,572,375.32	15.76%
1+	458	60,393,027.36	48.62
1	233	29,763,601.01	23.96
2	76	8,910,058.77	7.17
3	36	3,473,583.38	2.80
4	20	2,090,074.10	1.68
Total:	1,270	$124,202,719.94	100.00%

ORIGINAL PREPAYMENT PENALTY TERM (1)

Prepayment Penalty Terms (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
No Prepay Penalty	710	60,491,286.42	48.70
12	22	3,419,175.87	2.75
24	25	2,766,171.46	2.23
36	332	35,407,739.49	28.51
48	4	552,246.22	0.44
60	177	21,566,100.48	17.36
Total:	1,270	124,202,719.94	100.00

(1) As of the Cut-off Date, the non-zero weighted average Remaining Prepayment Penalty Term of the fixed rate mortgage loans is approximately 41.45 months.

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 1

STATE OR TERRITORY DISTRIBUTION OF MORTGAGED PROPERTIES

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
Alaska	4	$517,310.87	0.42%
Arizona	33	2,471,865.89	1.99
Arkansas	2	82,900.00	0.07
California	418	38,963,900.14	31.37
Colorado	24	2,547,296.80	2.05
Connecticut	14	2,115,546.69	1.70
Delaware	2	99,551.49	0.08
Florida	89	8,590,511.81	6.92
Georgia	41	4,394,317.72	3.54
Hawaii	2	361,469.34	0.29
Idaho	4	398,182.53	0.32
Illinois	13	837,703.00	0.67
Indiana	16	1,400,690.38	1.13
Iowa	9	429,221.11	0.35
Kansas	1	37,800.00	0.03
Kentucky	9	633,017.01	0.51
Louisiana	4	320,282.17	0.26
Maine	3	194,286.98	0.16
Maryland	21	1,503,458.08	1.21
Massachusetts	24	3,514,059.50	2.83
Michigan	39	3,714,684.99	2.99
Minnesota	9	594,327.77	0.48
Mississippi	5	474,033.80	0.38
Missouri	33	2,134,363.90	1.72
Montana	2	105,000.00	0.08
Nebraska	4	305,954.79	0.25
Nevada	18	1,789,909.98	1.44
New Hampshire	4	491,807.07	0.40
New Jersey	40	5,969,041.48	4.81
New Mexico	9	642,978.15	0.52
New York	125	17,079,230.41	13.75
North Carolina	33	2,389,630.34	1.92
Ohio	34	2,759,026.02	2.22
Oklahoma	24	1,653,807.90	1.33
Oregon	6	700,629.34	0.56
Pennsylvania	21	1,987,966.18	1.60
Rhode Island	1	121,500.00	0.10
South Carolina	27	2,411,314.36	1.94
Tennessee	21	1,951,469.01	1.57
Texas	15	1,664,196.04	1.34
Utah	11	1,114,050.41	0.90
Vermont	2	329,860.04	0.27
Washington	17	1,406,069.44	1.13
Virginia	15	1,149,528.70	0.93
West Virginia	3	248,796.96	0.20
Wisconsin	9	312,034.06	0.25
Wyoming	2	216,635.01	0.17
Washington DC	8	1,071,502.28	0.86
Total:	1,270	$124,202,719.94	100.00%

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 2

This description will be superseded by the description of the collateral in the Prospectus Supplement.

SUMMARY

	Total	Minimum	Maximum
Cut-off Date Aggregate Principal Balance	$68,363,447		
Number of Loans	404		
Average Original Loan Balance	$169,330	$24,000	$585,000
Average Current Loan Balance	$169,216	$23,964	$584,617
Weighted Average Original Combined LTV	77.28%	9.00%	95.00%
Weighted Average Gross Coupon	8.82%	5.75%	13.38%
Weighted Average Remaining Term to Maturity (months)	359	352	360
Weighted Average Original Term (months)	360	360	360
Weighted Average Gross Margin	6.13%	2.75%	9.63%
Weighted Average Ceiling	15.62%	10.75%	20.38%
Weighted Average Periodic Cap	1.08%	1.00%	2.00%
Non-zero Weighted Average FICO Score	603	505	780

	Range	Percent of Aggregate Principal Balance
Range of Original Terms (in months)	301 - 360	100.00%
Fully Amortizing Loans		100.00
Index	1 Year CMT	5.12
	6 Month LIBOR	94.88
Lien Position	First	100.00
Mortgage Insurance		10.40
Property Type	SFR or Deminimus PUD	67.13
	Planned Unit Development (PUD)	12.52
	Low Rise Condominium	8.14
	Two Units	5.52
	Other	6.69
Occupancy Status	Owner Occupied	97.34
	Non-owner Occupied	1.51
	Second Home	1.15
Geographic Distribution	California	36.69
	New York	7.00
	New Jersey	6.62
	Florida	5.41
	Connecticut	3.68
	Other	40.59
Largest Zip Code Concentration	93065	1.07
Credit Level*	0	0.72
	1+	44.83
	1	26.08
	2	19.61
	3	7.69
	4	1.07%

*Credit Level stratification above is based upon IndyMac's Underwriting Guidelines and criteria.

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 2

ORIGINAL COMBINED LOAN-TO-VALUE RATIOS (1)

Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
Up to 60.00	36	$5,228,556.87	7.65%
60.01 - 65.00	14	2,515,499.23	3.68
65.01 - 70.00	25	4,270,549.15	6.25
70.01 - 75.00	76	14,418,847.82	21.09
75.01 - 80.00	144	24,791,162.87	36.26
80.01 - 85.00	35	6,023,417.52	8.81
85.01 - 90.00	53	7,814,160.70	11.43
90.01 - 95.00	21	3,301,253.24	4.83
Total:	404	$68,363,447.40	100.00%

(1) As of the Cut-off Date, the weighted average Original Combined Loan-to-Value of the adjustable rate mortgage loans is approximately 77.28%.

CURRENT MORTGAGE LOAN PRINCIPAL BALANCE (2)

Range of Current Mortgage Loan Principal Balance	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
$0.01 to $50,000.00	21	$800,335.90	1.17%
$50,000.01 to $100,000.00	93	7,356,123.75	10.76
$100,000.01 to $150,000.00	103	12,636,186.99	18.48
$150,000.01 to $200,000.00	66	11,692,139.03	17.10
$200,000.01 to $250,000.00	50	11,272,669.08	16.49
$250,000.01 to $300,000.00	30	8,361,802.83	12.23
$300,000.01 to $350,000.00	18	5,899,195.25	8.63
$350,000.01 to $400,000.00	5	1,903,186.12	2.78
$400,000.01 to $450,000.00	8	3,473,248.38	5.08
$450,000.01 to $500,000.00	8	3,862,645.57	5.65
$500,000.01 to $550,000.00	1	521,297.17	0.76
$550,000.01 to $600,000.00	1	584,617.33	0.86
Total:	404	$68,363,447.40	100.00%

(2) As of the Cut-off Date, the average outstanding principal balance of the adjustable rate mortgage loans is approximately $169,216.

TYPE OF DOCUMENTATION PROGRAM

Type of Documentation Program	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
Full Documentation	234	$34,571,225.26	50.57
Reduced Documentation	124	24,823,614.35	36.31
No Ratio Reduced Documentation	44	8,790,796.97	12.86
No Documentation	2	177,810.82	0.26
Total:	404	$68,363,447.40	100.00%

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 2

MORTGAGE RATES (1)

Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
5.501% - 5.750%	1	$399,162.75	0.58%
6.751% - 7.000%	3	683,487.08	1.00
7.001% - 7.250%	4	1,024,915.34	1.50
7.251% - 7.500%	35	8,026,122.30	11.74
7.501% - 7.750%	11	1,967,516.18	2.88
7.751% - 8.000%	29	7,868,221.64	11.51
8.001% - 8.250%	15	2,924,300.94	4.28
8.251% - 8.500%	37	6,985,978.56	10.22
8.501% - 8.750%	37	6,458,659.81	9.45
8.751% - 9.000%	35	5,671,996.72	8.30
9.001% - 9.250%	27	4,282,601.28	6.26
9.251% - 9.500%	34	5,674,155.61	8.30
9.501% - 9.750%	28	4,065,058.52	5.95
9.751% - 10.000%	38	4,658,812.87	6.81
10.001% - 10.250%	18	2,236,879.22	3.27
10.251% - 10.500%	6	710,059.10	1.04
10.501% - 10.750%	16	1,843,476.64	2.70
10.751% - 11.000%	12	1,407,030.58	2.06
11.001% - 11.250%	3	369,201.66	0.54
11.251% - 11.500%	6	447,130.49	0.65
11.501% - 11.750%	3	269,874.76	0.39
11.751% - 12.000%	1	29,973.40	0.04
12.001% - 12.250%	1	40,250.00	0.06
12.251% - 12.500%	3	250,581.95	0.37
13.251% - 13.500%	1	68,000.00	0.10
Total:	404	$68,363,447.40	100.00%

(1) As of the Cut-off Date, the weighted average Mortgage Rate of the adjustable rate mortgage loans is approximately 8.82%.

OCCUPANCY TYPES

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
Primary Home	389	$66,543,029.14	97.34%
Investor	9	1,033,357.44	1.51
Second Home	6	787,060.82	1.15
Total:	404	$68,363,447.40	100.00%

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 2

ORIGINAL TERM TO MATURITY [1]

Original Term to Maturity (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
301 - 360	404	$68,363,447.40	100.00%
Total:	404	$68,363,447.40	100.00%

(1) As of the Cut-off Date, the weighted average Original Term of the adjustable rate mortgage loans is approximately 360 months.

REMAINING TERM TO MATURITY [2]

Remaining Term to Maturity (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
301 - 360	404	$68,363,447.40	100.00%
Total:	404	$68,363,447.40	100.00%

(1) As of the Cut-off Date, the weighted average Remaining Term of the adjustable rate mortgage loans is approximately 359 months.

PURPOSE OF MORTGAGE LOANS

Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
Refinance (Cash-Out)	223	$38,319,024.32	56.05%
Purchase	137	22,308,156.50	32.63
Refinance (Rate or Term)	44	7,736,266.58	11.32
Total:	404	$68,363,447.40	100.00%

TYPE OF MORTGAGE PROPERTIES

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
Single Family Residence or Deminimus PUD	276	$45,892,213.79	67.13%
Planned Unit Development (PUD)	41	8,561,765.99	12.52
Low Rise Condominium	34	5,566,665.20	8.14
Two Units	20	3,771,016.47	5.52
Three Units	7	1,427,113.44	2.09
Manufactured Home [1]	14	1,403,719.64	2.05
Townhouse	7	1,008,959.40	1.48
Four Units	2	503,250.00	0.74
Cooperative	2	122,308.00	0.18
High Rise Condominium	1	106,435.47	0.16
Total:	404	$68,363,447.40	100.00%

(1) Treated as real property.

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 2

FICO SCORE (1)

Range of FICO Scores	Number Of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
<= 500	1	$30,485.39	0.04%
501 - 525	9	1,242,077.73	1.82
526 - 550	34	4,406,668.29	6.45
551 - 575	70	11,692,555.23	17.10
576 - 600	102	19,125,039.12	27.98
601 - 625	108	17,905,604.17	26.19
626 - 650	33	4,953,197.59	7.25
651 - 675	19	3,624,532.97	5.30
676 - 700	15	2,518,855.91	3.68
701 - 725	4	664,481.26	0.97
726 - 750	3	666,488.33	0.97
751 - 775	4	890,749.86	1.30
776 - 800	2	642,711.55	0.94
Total:	404	$68,363,447.40	100.00%

(1) As of the Cut-off Date, the non-zero weighted average FICO Score of the adjustable rate mortgage loans is approximately 603.

CREDIT SCORES

Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
0	2	$495,323.37	0.72%
1+	178	30,646,768.62	44.83
1	97	17,832,118.17	26.08
2	80	13,404,146.85	19.61
3	40	5,254,074.05	7.69
4	7	731,016.34	1.07
Total:	404	$68,363,447.40	100.00%

ORIGINAL PREPAYMENT PENALTY TERM (2)

Prepayment Penalty Terms (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
No Prepay Penalty	86	16,274,085.24	23.81
12	24	5,078,235.91	7.43
24	184	31,551,054.89	46.15
36	97	13,877,635.63	20.30
60	13	1,582,435.73	2.31
Total:	404	68,363,447.40	100.00

(2) As of the Cut-off Date, the non-zero weighted average Remaining Prepayment Penalty Term of the fixed rate mortgage loans is approximately 25.96 months.

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 2

STATE OR TERRITORY DISTRIBUTION OF MORTGAGED PROPERTIES

State or Territory	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
Alaska	1	$97,200.00	0.14%
Arizona	13	1,679,210.87	2.46
California	109	25,081,890.32	36.69
Colorado	15	2,331,327.51	3.41
Connecticut	12	2,517,413.13	3.68
Florida	35	3,701,262.78	5.41
Georgia	16	2,481,360.79	3.63
Hawaii	4	683,771.62	1.00
Idaho	1	47,200.00	0.07
Illinois	17	2,486,131.13	3.64
Indiana	6	423,553.23	0.62
Iowa	5	472,660.49	0.69
Kansas	2	226,200.00	0.33
Maryland	10	2,095,362.36	3.07
Massachusetts	11	2,335,211.97	3.42
Michigan	15	1,960,988.31	2.87
Minnesota	12	2,141,782.48	3.13
Mississippi	1	27,982.60	0.04
Missouri	11	778,034.55	1.14
Montana	2	371,000.00	0.54
Nebraska	2	202,175.00	0.30
Nevada	2	254,543.21	0.37
New Jersey	23	4,525,154.70	6.62
New Mexico	1	70,000.00	0.10
New York	25	4,787,793.75	7.00
North Carolina	6	667,459.61	0.98
Ohio	2	247,928.17	0.36
Oklahoma	3	184,350.63	0.27
Oregon	2	426,079.45	0.62
Pennsylvania	7	376,352.06	0.55
South Carolina	17	2,270,469.15	3.32
Tennessee	1	30,485.39	0.04
Texas	1	220,550.00	0.32
Washington	3	715,600.00	1.05
Virginia	10	1,351,986.22	1.98
Wisconsin	1	92,975.92	0.14
Total:	404	$68,363,447.40	100.00%

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 2

PRODUCT TYPE

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
2/6 LIBOR	269	$46,379,743.74	67.84%
2/6P LIBOR	95	16,130,101.52	23.59
3/1 ARM	22	3,106,762.60	4.54
3/6 LIBOR	16	2,151,316.17	3.15
5/1 ARM	1	391,523.37	0.57
LIBOR ARM	1	204,000.00	0.30
Total	404	$68,363,447.40	100.00%

NEXT ADJUSTMENT DATES

Next Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
September 2002	1	$204,000.00	0.30%
May 2003	1	92,690.85	0.14
July 2003	3	406,328.29	0.59
August 2003	3	427,953.31	0.63
September 2003	3	462,643.60	0.68
October 2003	7	808,076.16	1.18
November 2003	27	4,735,139.02	6.93
December 2003	55	9,517,407.17	13.92
January 2004	72	13,643,429.90	19.96
February 2004	91	14,698,320.34	21.50
March 2004	84	14,601,738.62	21.36
April 2004	18	3,116,118.00	4.56
July 2004	1	115,559.43	0.17
September 2004	1	116,466.38	0.17
October 2004	4	591,845.40	0.87
November 2004	5	802,395.89	1.17
December 2004	7	820,637.77	1.20
January 2005	6	963,345.87	1.41
February 2005	4	793,453.03	1.16
March 2005	8	848,375.00	1.24
April 2005	2	206,000.00	0.30
December 2006	1	391,523.37	0.57
Total:	404	$68,363,447.40	100.00%

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 2

MARGIN (1)

Range of Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
<= 4.000%	2	$651,344.43	0.95%
4.501% - 4.750%	1	143,693.13	0.21
4.751% - 5.000%	39	7,246,176.73	10.60
5.001% - 5.250%	16	2,676,884.81	3.92
5.251% - 5.500%	53	9,076,306.95	13.28
5.501% - 5.750%	42	6,423,942.57	9.40
5.751% - 6.000%	35	6,427,979.58	9.40
6.001% - 6.250%	37	7,120,249.59	10.42
6.251% - 6.500%	62	10,443,094.98	15.28
6.501% - 6.750%	46	8,693,665.79	12.72
6.751% - 7.000%	21	2,827,479.57	4.14
7.001% - 7.250%	12	1,613,048.90	2.36
7.251% - 7.500%	17	2,049,518.85	3.00
7.501% - 7.750%	2	316,950.01	0.46
7.751% - 8.000%	9	1,476,908.72	2.16
8.001% - 8.250%	4	514,685.00	0.75
8.251% - 8.500%	1	108,452.00	0.16
8.501% - 8.750%	2	169,685.89	0.25
9.001% - 9.250%	1	66,369.83	0.10
9.251% - 9.500%	1	199,275.99	0.29
9.501% - 9.750%	1	117,734.08	0.17
Total:	404	$68,363,447.40	100.00%

(1) As of the Cut-off Date, the weighted average Margin of the adjustable rate mortgage loans is approximately 6.13%.

DESCRIPTION OF THE INITIAL COLLATERAL – GROUP 2

MAXIMUM RATES (1)

Maximum Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance
10.501% - 10.750%	1	$399,162.75	0.58%
11.751% - 12.000%	1	215,822.95	0.32
12.251% - 12.500%	4	700,966.14	1.03
12.751% - 13.000%	2	818,061.30	1.20
13.001% - 13.250%	2	485,439.13	0.71
13.251% - 13.500%	2	501,892.21	0.73
13.501% - 13.750%	1	181,871.54	0.27
13.751% - 14.000%	5	845,428.49	1.24
14.001% - 14.250%	2	539,476.21	0.79
14.251% - 14.500%	37	8,296,215.15	12.14
14.501% - 14.750%	18	3,063,665.22	4.48
14.751% - 15.000%	33	7,969,351.18	11.66
15.001% - 15.250%	16	2,993,229.11	4.38
15.251% - 15.500%	34	6,591,930.62	9.64
15.501% - 15.750%	33	5,725,851.58	8.38
15.751% - 16.000%	32	5,169,506.17	7.56
16.001% - 16.250%	27	4,314,430.83	6.31
16.251% - 16.500%	29	4,556,217.77	6.66
16.501% - 16.750%	29	4,116,162.20	6.02
16.751% - 17.000%	34	4,129,087.80	6.04
17.001% - 17.250%	18	2,253,855.58	3.30
17.251% - 17.500%	7	779,517.91	1.14
17.501% - 17.750%	13	1,460,553.21	2.14
17.751% - 18.000%	11	1,172,264.40	1.71
18.001% - 18.250%	2	251,467.58	0.37
18.251% - 18.500%	4	290,706.26	0.43
18.501% - 18.750%	2	182,482.16	0.27
19.001% - 19.250%	1	40,250.00	0.06
19.251% - 19.500%	3	250,581.95	0.37
20.251% - 20.500%	1	68,000.00	0.10
Total:	404	$68,363,447.40	100.00%

(1) As of the Cut-off Date, the weighted average Ceiling of the adjustable rate mortgage loans is approximately 15.62%.

BOND SUMMARY - TO MATURITY

ARM - CPR	0%	15%	28%	35%	45%
FIX - PPC	0%	50%	100%	150%	200%
Class AF-1					
Average Life (yrs.)	10.71	1.59	1.00	0.78	0.67
Modified Duration (yrs.)	9.46	1.56	0.99	0.78	0.66
First Principal Payment Date	May-02	May-02	May-02	May-02	May-02
Last Principal Payment Date	May-17	Feb-05	Nov-03	Jun-03	Apr-03
Payment Windows (mos.)	181	34	19	14	12
Class AF-2					
Average Life (yrs.)	16.93	3.60	2.00	1.45	1.18
Modified Duration (yrs.)	11.50	3.26	1.88	1.38	1.13
First Principal Payment Date	May-17	Feb-05	Nov-03	Jun-03	Apr-03
Last Principal Payment Date	Jun-21	Aug-06	Aug-04	Dec-03	Jul-03
Payment Windows (mos.)	50	19	10	7	4
Class AF-3					
Average Life (yrs.)	21.65	6.06	3.00	2.02	1.58
Modified Duration (yrs.)	12.65	5.05	2.72	1.88	1.48
First Principal Payment Date	Jun-21	Aug-06	Aug-04	Dec-03	Jul-03
Last Principal Payment Date	May-26	Feb-11	Mar-06	Aug-04	Jan-04
Payment Windows (mos.)	60	55	20	9	7
Class AF-4					
Average Life (yrs.)	25.55	11.70	5.00	2.69	2.04
Modified Duration (yrs.)	12.69	8.14	4.21	2.43	1.88
First Principal Payment Date	May-26	Feb-11	Mar-06	Aug-04	Jan-04
Last Principal Payment Date	Feb-29	Feb-17	Aug-08	Apr-05	Jul-04
Payment Windows (mos.)	34	73	30	9	7
Class AF-5					
Average Life (yrs.)	28.13	19.32	10.84	5.99	2.59
Modified Duration (yrs.)	12.24	10.39	7.34	4.66	2.31
First Principal Payment Date	Feb-29	Feb-17	Aug-08	Apr-05	Jul-04
Last Principal Payment Date	Oct-31	Aug-29	Jul-20	Feb-15	Mar-05
Payment Windows (mos.)	33	151	144	119	9
Class AF-6					
Average Life (yrs.)	13.88	8.32	7.03	6.70	5.48
Modified Duration (yrs.)	8.79	6.16	5.46	5.28	4.43
First Principal Payment Date	May-05	May-05	Jun-05	Feb-06	Mar-05
Last Principal Payment Date	Jun-31	Jun-29	May-20	Dec-14	Jul-11
Payment Windows (mos.)	314	290	180	107	77
Class AV					
Average Life (yrs.)	19.65	4.22	2.20	1.71	1.15
Modified Duration (yrs.)	15.54	3.92	2.13	1.66	1.14
First Principal Payment Date	May-02	May-02	May-02	May-02	May-02
Last Principal Payment Date	Feb-32	Aug-17	Apr-10	Nov-08	Mar-05
Payment Windows (mos.)	358	184	96	79	35
Class M-1					
Average Life (yrs.)	26.00	11.38	6.25	4.78	4.78
Modified Duration (yrs.)	18.72	9.60	5.67	4.47	4.49
First Principal Payment Date	Aug-23	Jun-07	Jun-05	Sep-05	Mar-06
Last Principal Payment Date	Nov-31	Oct-26	Mar-17	Jul-12	Aug-09
Payment Windows (mos.)	100	233	142	83	42
Class M-2					
Average Life (yrs.)	25.99	11.28	6.16	4.59	4.08
Modified Duration (yrs.)	17.42	9.18	5.47	4.22	3.81
First Principal Payment Date	Aug-23	Jun-07	May-05	Jul-05	Sep-05
Last Principal Payment Date	Sep-31	Feb-25	Nov-15	Jul-11	Dec-08
Payment Windows (mos.)	98	213	127	73	40
Class B					
Average Life (yrs.)	25.93	10.88	5.89	4.34	3.69
Modified Duration (yrs.)	15.69	8.49	5.11	3.92	3.40
First Principal Payment Date	Aug-23	Jun-07	May-05	May-05	Jun-05
Last Principal Payment Date	May-31	May-22	Nov-13	Feb-10	Dec-07
Payment Windows (mos.)	94	180	103	58	31

BOND SUMMARY - TO CALL

ARM - CPR	0%	15%	28%	35%	45%
FIX - PPC	0%	50%	100%	150%	200%
Class AF-1					
Average Life (yrs.)	10.71	1.59	1.00	0.78	0.67
Modified Duration (yrs.)	9.46	1.56	0.99	0.78	0.66
First Principal Payment Date	May-02	May-02	May-02	May-02	May-02
Last Principal Payment Date	May-17	Feb-05	Nov-03	Jun-03	Apr-03
Payment Windows (mos.)	181	34	19	14	12
Class AF-2					
Average Life (yrs.)	16.93	3.60	2.00	1.45	1.18
Modified Duration (yrs.)	11.50	3.26	1.88	1.38	1.13
First Principal Payment Date	May-17	Feb-05	Nov-03	Jun-03	Apr-03
Last Principal Payment Date	Jun-21	Aug-06	Aug-04	Dec-03	Jul-03
Payment Windows (mos.)	50	19	10	7	4
Class AF-3					
Average Life (yrs.)	21.65	6.06	3.00	2.02	1.58
Modified Duration (yrs.)	12.65	5.05	2.72	1.88	1.48
First Principal Payment Date	Jun-21	Aug-06	Aug-04	Dec-03	Jul-03
Last Principal Payment Date	May-26	Feb-11	Mar-06	Aug-04	Jan-04
Payment Windows (mos.)	60	55	20	9	7
Class AF-4					
Average Life (yrs.)	25.55	11.70	5.00	2.69	2.04
Modified Duration (yrs.)	12.69	8.14	4.21	2.43	1.88
First Principal Payment Date	May-26	Feb-11	Mar-06	Aug-04	Jan-04
Last Principal Payment Date	Feb-29	Feb-17	Aug-08	Apr-05	Jul-04
Payment Windows (mos.)	34	73	30	9	7
Class AF-5					
Average Life (yrs.)	27.93	15.12	8.24	4.92	2.59
Modified Duration (yrs.)	12.21	9.22	6.14	4.05	2.31
First Principal Payment Date	Feb-29	Feb-17	Aug-08	Apr-05	Jul-04
Last Principal Payment Date	Aug-30	May-17	Oct-10	Feb-08	Mar-05
Payment Windows (mos.)	19	4	27	35	9
Class AF-6					
Average Life (yrs.)	13.88	8.28	6.81	5.58	3.81
Modified Duration (yrs.)	8.79	6.14	5.35	4.58	3.30
First Principal Payment Date	May-05	May-05	Jun-05	Feb-06	Mar-05
Last Principal Payment Date	Aug-30	May-17	Oct-10	Feb-08	Jun-06
Payment Windows (mos.)	304	145	65	25	16
Class AV					
Average Life (yrs.)	19.54	4.22	2.20	1.70	1.15
Modified Duration (yrs.)	15.48	3.92	2.13	1.65	1.14
First Principal Payment Date	May-02	May-02	May-02	May-02	May-02
Last Principal Payment Date	Aug-30	May-17	Apr-10	Feb-08	Mar-05
Payment Windows (mos.)	340	181	96	70	35
Class M-1					
Average Life (yrs.)	25.87	10.49	5.68	4.40	4.20
Modified Duration (yrs.)	18.66	9.04	5.24	4.15	3.98
First Principal Payment Date	Aug-23	Jun-07	Jun-05	Sep-05	Mar-06
Last Principal Payment Date	Aug-30	May-17	Oct-10	Feb-08	Jun-06
Payment Windows (mos.)	85	120	65	30	4
Class M-2					
Average Life (yrs.)	25.87	10.49	5.67	4.27	3.84
Modified Duration (yrs.)	17.37	8.73	5.12	3.96	3.61
First Principal Payment Date	Aug-23	Jun-07	May-05	Jul-05	Sep-05
Last Principal Payment Date	Aug-30	May-17	Oct-10	Feb-08	Jun-06
Payment Windows (mos.)	85	120	66	32	10
Class B					
Average Life (yrs.)	25.87	10.49	5.66	4.19	3.57
Modified Duration (yrs.)	15.67	8.28	4.95	3.80	3.30
First Principal Payment Date	Aug-23	Jun-07	May-05	May-05	Jun-05
Last Principal Payment Date	Aug-30	May-17	Oct-10	Feb-08	Jun-06
Payment Windows (mos.)	85	120	66	34	13

GROUP 2 NET WAC CAP(1)

Period	Distribution Date	Available Funds Cap	Period	Distribution Date	Available Funds Cap
1	May-02	N/A	52	Aug-06	14.97%
2	Jun-02	6.30%	53	Sep-06	14.97%
3	Jul-02	6.26%	54	Oct-06	15.02%
4	Aug-02	6.23%	55	Nov-06	15.07%
5	Sep-02	6.20%	56	Dec-06	15.08%
6	Oct-02	6.17%	57	Jan-07	15.08%
7	Nov-02	6.14%	58	Feb-07	15.09%
8	Dec-02	6.11%	59	Mar-07	15.11%
9	Jan-03	6.09%	60	Apr-07	15.11%
10	Feb-03	6.13%	61	May-07	15.11%
11	Mar-03	6.13%	62	Jun-07	15.11%
12	Apr-03	6.07%	63	Jul-07	15.11%
13	May-03	6.16%	64	Aug-07	15.11%
14	Jun-03	6.13%	65	Sep-07	15.11%
15	Jul-03	6.75%	66	Oct-07	15.11%
16	Aug-03	6.73%	67	Nov-07	15.12%
17	Sep-03	6.75%	68	Dec-07	15.12%
18	Oct-03	6.89%	69	Jan-08	15.12%
19	Nov-03	6.75%	70	Feb-08	15.12%
20	Dec-03	6.82%	71	Mar-08	15.12%
21	Jan-04	6.81%	72	Apr-08	15.12%
22	Feb-04	6.85%	73	May-08	15.12%
23	Mar-04	7.16%	74	Jun-08	15.12%
24	Apr-04	8.40%	75	Jul-08	15.12%
25	May-04	10.81%	76	Aug-08	15.12%
26	Jun-04	10.81%	77	Sep-08	15.12%
27	Jul-04	10.81%	78	Oct-08	15.12%
28	Aug-04	10.82%	79	Nov-08	15.12%
29	Sep-04	10.95%	80	Dec-08	15.12%
30	Oct-04	11.45%	81	Jan-09	15.12%
31	Nov-04	11.78%	82	Feb-09	15.12%
32	Dec-04	11.78%	83	Mar-09	15.12%
33	Jan-05	11.78%	84	Apr-09	15.12%
34	Feb-05	11.79%	85	May-09	15.12%
35	Mar-05	12.01%	86	Jun-09	15.12%
36	Apr-05	12.55%	87	Jul-09	15.12%
37	May-05	12.90%	88	Aug-09	15.12%
38	Jun-05	12.90%	89	Sep-09	15.12%
39	Jul-05	12.90%	90	Oct-09	15.12%
40	Aug-05	12.92%	91	Nov-09	15.12%
41	Sep-05	13.05%	92	Dec-09	15.12%
42	Oct-05	13.55%	93	Jan-10	15.12%
43	Nov-05	13.92%	94	Feb-10	15.12%
44	Dec-05	13.94%	95	Mar-10	15.12%
45	Jan-06	13.94%	96	Apr-10	15.12%
46	Feb-06	13.95%	97	May-10	15.12%
47	Mar-06	14.13%	98	Jun-10	15.12%
48	Apr-06	14.63%	99	Jul-10	15.12%
49	May-06	14.96%	100	Aug-10	15.12%
50	Jun-06	14.96%	101	Sep-10	15.12%
51	Jul-06	14.96%	102	Oct-10	15.12%

(1) Assumes 6-month LIBOR and 1-year CMT all at 20%.

SUBORDINATE NET WAC CAP(1)

Period	Distribution Date	Available Funds Cap	Period	Distribution Date	Available Funds Cap
1	May-02	N/A	52	Aug-06	11.60%
2	Jun-02	6.96%	53	Sep-06	11.62%
3	Jul-02	6.96%	54	Oct-06	11.65%
4	Aug-02	6.95%	55	Nov-06	11.69%
5	Sep-02	6.95%	56	Dec-06	11.71%
6	Oct-02	6.94%	57	Jan-07	11.73%
7	Nov-02	6.93%	58	Feb-07	11.74%
8	Dec-02	6.92%	59	Mar-07	11.77%
9	Jan-03	6.92%	60	Apr-07	11.79%
10	Feb-03	6.98%	61	May-07	11.81%
11	Mar-03	6.99%	62	Jun-07	11.83%
12	Apr-03	6.94%	63	Jul-07	11.85%
13	May-03	7.04%	64	Aug-07	11.87%
14	Jun-03	7.03%	65	Sep-07	11.89%
15	Jul-03	7.59%	66	Oct-07	11.92%
16	Aug-03	7.58%	67	Nov-07	11.94%
17	Sep-03	7.61%	68	Dec-07	11.97%
18	Oct-03	7.75%	69	Jan-08	11.99%
19	Nov-03	7.63%	70	Feb-08	12.02%
20	Dec-03	7.70%	71	Mar-08	12.04%
21	Jan-04	7.70%	72	Apr-08	12.07%
22	Feb-04	7.74%	73	May-08	12.10%
23	Mar-04	7.86%	74	Jun-08	12.13%
24	Apr-04	8.31%	75	Jul-08	12.16%
25	May-04	9.79%	76	Aug-08	12.19%
26	Jun-04	9.79%	77	Sep-08	12.22%
27	Jul-04	9.79%	78	Oct-08	12.25%
28	Aug-04	9.80%	79	Nov-08	12.28%
29	Sep-04	9.85%	80	Dec-08	12.32%
30	Oct-04	10.05%	81	Jan-09	12.35%
31	Nov-04	10.17%	82	Feb-09	12.39%
32	Dec-04	10.17%	83	Mar-09	12.42%
33	Jan-05	10.17%	84	Apr-09	12.46%
34	Feb-05	10.18%	85	May-09	12.50%
35	Mar-05	10.27%	86	Jun-09	12.54%
36	Apr-05	10.48%	87	Jul-09	12.58%
37	May-05	10.61%	88	Aug-09	12.62%
38	Jun-05	10.63%	89	Sep-09	12.67%
39	Jul-05	10.64%	90	Oct-09	12.71%
40	Aug-05	10.65%	91	Nov-09	12.76%
41	Sep-05	10.71%	92	Dec-09	12.80%
42	Oct-05	10.92%	93	Jan-10	12.85%
43	Nov-05	11.07%	94	Feb-10	12.90%
44	Dec-05	11.09%	95	Mar-10	12.95%
45	Jan-06	11.10%	96	Apr-10	13.01%
46	Feb-06	11.11%	97	May-10	13.06%
47	Mar-06	11.19%	98	Jun-10	13.11%
48	Apr-06	11.41%	99	Jul-10	13.09%
49	May-06	11.56%	100	Aug-10	13.08%
50	Jun-06	11.57%	101	Sep-10	13.06%
51	Jul-06	11.58%	102	Oct-10	13.04%

(1) Assumes 6-month LIBOR and 1-year CMT all at 20%.